

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Robert Grady Burnett
Co-Chief Executive Officer
Macondray Capital Acquisition Corp. I
707 Menlo Ave, Suite 110
Menlo Park, California 94025

>   **Re: Macondray Capital Acquisition Corp. I**
>   **Draft Registration Statement on Form S-1**
>   **Confidentially Submitted April 7, 2021**
>   **CIK No. 0001852771**

Dear Mr. Burnett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1 Confidentially Submitted April 7, 2021

The Offering, page 8

1.   Given that a business combination requires the approval of a majority of the outstanding shares of ordinary stock voted present and entitled to vote at the meeting, disclose the number of public shares that would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

Risk Factors, page 10

2.   We note the name of your Company ends with a roman numeral. To the extent your founders intend on conducting multiple SPAC offerings, include an additional risk factor discussing the impact multiple SPAC offerings by your founders could have on the ability of your company to complete a successful SPAC business combination.

<u>Since only holders of our founder shares will have the right to vote on the appointment of directors, page 63</u>

3.   Please reconcile the disclosure in this risk factor with disclosure on page 123 that your Class A and Class B ordinary shareholders are entitled to one vote per share on all matters to be voted on by shareholders and will vote together as a single class, except as required by law. To the extent the classes have disparate voting rights or the company may be considered a "controlled company" under Nasdaq rules, please provide appropriate disclosure throughout the registration statement, including on the prospectus cover page.

You may contact Claire DeLabar, Senior Staff Accountant, at 202-551-3349 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology